

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 6, 2008

U.S Mail

Mr. Alan Brown, Secretary and General Counsel
Noranda Aluminum Holding Corporation
801 Crescent Centre Drive, Suite 600
Franklin, TN 37067

> Re: Noranda Aluminum Holding Corporation
>   Registration Statement on Form S-1
>   Filed May 8, 2008
>   File No. 333-150760

Dear Mr. Nussbaum:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed May 8, 2008

General

1.   Where comments on a section could apply to disclosure that appears elsewhere in the document, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   Please provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

3.   Please provide updated consents with your next amendment.

4.   Please fill in all blank spaces that you are not entitled to omit under Rule 430A of the Securities Act and file all missing exhibits.   Once the information is provided, we will need sufficient time to review it and may have additional comments.

5.   Consistent with the requirements of Item 601(b)(10) of Regulation S-K, please file as exhibits agreements related to the company's joint venture interests in Gramercy Alumina LLC and St. Anne Bauxite Limited. Additionally, please file the agreement evidencing the concession agreement entered into between the Government of Jamaica and the company's 50% owned subsidiary, St. Ann Bauxite Limited.

Cover Page

6.   Please provide disclosure regarding the amount of shares being offered by the company and the selling shareholders and the estimated price range of the shares as required by Item 501(b) of Regulation S-K.

7.   Please identify the underwriter(s) in the next amendment.

Table of Contents, page i

8.   We note the statement, "We have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions relied upon therein." You should not include disclosure in the registration statement for which you do not have a reasonable basis. Please remove the statement and revise your disclosure as necessary.

Prospectus Summary, page 1

9.   We note the statement, "Because this is only a summary, it does not contain all the information that may be important to you." Although a summary is not

required to include all the information contained in the registration statement, it should include all material information about the company and the offering. Please remove or revise the statement.

10.   As noted above, the summary should highlight all material information about your company and the offering. Your summary does not fulfill this purpose. Your summary is lengthy, discussing matters that, in some instance, replicates information found in the MD&A and in Business. In addition, your presentation is not balanced. You highlight several positive aspects about your company without discussing any countervailing negatives that could give the reader a full picture of your company and operations. For example, please supplement the disclosure appearing in the summary under the heading "Risk Factors" to highlight some of the more material risks you face. In addition, you make numerous references to the stability of your cost base yet have not included reference to costs that you are unable to control that may negatively impact your business, financial condition and results of operations. Please revise your disclosure accordingly.

11.   We note your strategy includes maximizing "free cash flow." Please clarify in your document how you define this measure.

The Company, page 1

Overview, page 1

12.   Please discuss in detail the events that led to your formation or provide a cross-reference to a section of the registration statement were you discuss your formation in further detail.

13.   We note a number of statements throughout this section and other sections of the registration statement for which you provide no objective, third-party support. Please provide for all unsupported statements a reference to a source that supports the statement. The following are some examples of unsupported statements:

- "We are a leading North American vertically integrated producer of value-added primary aluminum product and high quality rolled aluminum coils" on page 1;
- "Our upstream business currently produces approximately 571 million pounds (259,000 metric tons) of primary aluminum annually, accounting for approximately 10% of total United States primary aluminum production" on page 1;

- "Our downstream business, consisting of four rolling mill facilities with a combined annual production capacity of approximately 495 million pounds, is one of the largest aluminum foil producers in North America" on page 1;
- "We own and operate one of the most modern and widest rolling mills in the world" on page 2;
- "New Madrid has a secure supply of alumina from Gramercy at a net cost …50% below recent spot market prices…Gramercy has a secure long-term supply of bauxite from St. Ann whose cash cost is approximately 45% below current contracted market prices…" on page 4;
- "Our downstream business's largest rolling mill, the Huntingdon-West facility, is recognized as the fastest, widest and most modern rolling facility in North America" on page 4; and
- "The use of joint labor management safety team at each of our manufacturing facilities has led to a safety record which places us in the top quartile of domestic aluminum producers" on page 5.

14.   You mention a long-term contract that entitles you to receive electric power for your primary smelter. Given the importance of electric power to your operations, as noted elsewhere in the filing, this contract appears to be material. In a more appropriate section of the registration statement, describe the material terms of the contract, including the length of the contract. Also file the contract as an exhibit. Add a cross-reference to such section of the registration statement were you describe the contract in more detail.

15.   We note your statement that you "target double digit return on investment after taxes within our growth capital expenditure program." Please discuss the basis for making this statement. In this regard, we note that in the MD&A section, you state that you "cannot assure . . . that [y]our business will generate sufficient cash flow from operations or that future borrowings will be available to enable [you] to pay [y]our indebtedness or to fund [y]our other liquidity needs." Also add a cross-reference to a section in the registration statement where you describe in more detail the growth capital expenditure program.

The Offering, page 7

16.   Please revise the statement that you "intend to list our common stock on NYSE under the trading symbol 'NOR'" to remove any suggestion that you have applied for listing on the NYSE and that your listing has been approved for listing.

Summary Historical and Pro Forma Financial and Other Data, page 8

17.   We note your various reconciling items to arrive at "Adjusted EBITDA." We
        further note your disclosure indicates this measure is defined in your credit
        agreements. Please tell us and expand your disclosure to indicate whether or not
        the adjustments you present are specified by your credit agreements , including,
        but not limited to the adjustments described in notes (f), (g), and (h).

18.   We note that you have disclosed combined information for the Pre-predecessor
        and the Predecessor as well as the Predecessor and the Successor and that you
        indicate that these combined periods were prepared using two different bases of
        accounting. Please remove this combined information as its disclosure is not
        contemplated or permitted under Article 11 of Regulation SX. This comment
        also applies to your Selected Historical Consolidated Financial Data beginning
        on page 41 and other like disclosure throughout your filing.

Risk Factors, page 14

19.   Please eliminate language that mitigates or qualifies the risk you describe. The
        risk factors should be described plainly and directly. We note statements
        commencing with the words or phrases "while", "we cannot assure" and "there
        can be no guarantee."

Risks Related to our Business, page 14

20.   We note your risk factor located on page 22 that indicates a material weakness
        existed in 2006 and 2007 regarding improperly recorded revenue from bill and
        hold transactions. Please clarify to us if any revenues reflected in your financial
        statements are the result of bill and hold transactions.

21.   Please tell us in more detail the nature of and the background that resulted in the
        adjustments relating to "improperly classified metal sales" that occurred in 2007.

22.   We note your disclosure that indicates you initiated certain changes to your
        internal controls over financial reporting. Please clarify in your document if you
        have completed all initiatives undertaken to address the material weaknesses you
        have identified. If not, please provide an indication of when the initiatives are
        expected to be completed.

Our variable-rate indebtedness subjects us to inherent rate risk, which could cause our
annual debt service obligation to increase significantly, page 16

23.   Please remove the fourth sentence, as it appears to mitigate the risk you describe
        in the text. Further tailor the discussion in your risk factor disclosure and as done

on page 61, disclose how a one percent increase in your variable rate debt outstanding impacts the dollar amount of your indebtedness. Please provide similar disclosure in your risk factor regarding hedging activities.

Cyclical fluctuations in the primary aluminum industry cause variability in our earning s and cash flows, page 16

24.   The risk factors should be specific to the registrant and should not apply to all issuers in general. Revise this risk factor to illustrate how the cyclical nature of the primary aluminum industry impacts your business. For example, we note that in your Form 10-Q for the period ended March 31, 2008, you indicated that the decline in the price of aluminum had affected your results.

Our operations consume substantial amounts of energy and our profitability may decline if energy costs rise, page 17

25.   Please expand your disclosure to discuss how the increase in the price of natural gas has affected your business. In this regard, we refer you to a press release file as an exhibit to a Form 8-K filed May 16, 2008, in which you state that "higher natural gas costs" contributed to a decrease in your operating income.

26.   We note the statement, "Natural gas is the largest cost component at our Gramercy refinery and a key cost component at our rolling mill facilities. Our Gramercy refinery has contracts to guarantee secure supply from two local suppliers at an index-based price." Please discuss in an appropriate section the terms of these contracts and file the contracts as exhibits.

Our hedging activities may not be effective in reducing the variability of our revenues, page 18

27.   Please provide a cross-reference to a section of the filing where you describe in more detail the derivative arrangements.

28.   We note the increase in liabilities associated with your long-term derivative liabilities as reported in the quarterly report for the fiscal quarter ended March 31, 2008. Further tailor your discussion and reference the increase in the dollar amount of your exposure as of the most recent practicable date.

We face risks relating to our joint ventures that we do not entirely control, page 18

29.   Please disclose the "certain" economic terms that are currently in negotiation with the Government of Jamaica. For example, clarify whether you are referencing the negotiations regarding the continuation of the production levy

waiver or if there are other material terms that are currently being negotiated or subject to revision. We may have further comment.

Use of Proceeds, page 32

30.   Please specify the purposes in which you intend to use the proceeds of the offering. The statement that you "intend to use the net proceeds received by [you] in this offering for general corporate purposes" is not sufficient.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 38

31.   Please remove the column which discloses combined predecessor and successor financial information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

32.   Please avoid duplicative information. Some of the information found in this section can be found, word for word, in Summary and Business. Please revise your disclosure.

Company Overview, page 44

Key Factors affecting our results of operations, page 46

33.   Please update this information as necessary. We note your disclosure in your latest release filed as an exhibit to the Form 8-K filed May 16, 2008, as well as in your latest Form 10-Q, where you discuss how the decline in the price of aluminum and higher natural costs impacted your results.

Critical Accounting Policies

Revenue recognition, page 48

34.   Please expand your revenue recognition policy disclosure to address the "pass through model" that you describe elsewhere in your document relating to your downstream business.

35.   Please tell us if any of your sales contracts include provisional pricing mechanisms. We note elsewhere that certain sales are prices based on the "MWTP plus a fabrication premium."

Inventories, page 49

36.   We note that the amount of overhead variances to capitalize in inventory require
        significant management estimates to determine. We further note your disclosure
        that indicates these amounts are based on estimates of related cost drivers. As it
        appears you are referring to price and efficiency variances that arise from the use
        of a standard costing system, please expand your disclosure explain if true, that
        you use a system of standard costing that gives rise to actual cost variances.

37.   We note your disclosure that indicates the capitalization is based on "estimates of
        related costs drivers." Please expand this disclosure to provide more detail
        regarding your method used to capitalize overhead variances and how you apply
        it.

38.   Please tell us if you consider the guidance found in SFAS 151 when capitalizing
        manufacturing variances.

Results of Operations, page 51

39.   Please remove your presentation and discussion of your combined results of
        operations.   Please use financial information that complies with Article 11 of
        Regulation S-X as the basis for your results of operations discussions.

Aggregated year ended December 31, 2007 compared to aggregated year ended
December 31, 2006, page 51

40.   Please expand your disclosure to describe in greater detail the impact long metal
        sales had on your cost of sales and the nature and terms of the transactions that
        give rise to this cost of sales effect are unclear.

41.   Please expand your disclosure to more thoroughly describe the interaction of
        purchase accounting and LIFO inventory costing to allow investors to better
        understand how these accounting conventions have impacted your cost of sales.

Liquidity and Capital Resources, page 54

Following the Apollo Transactions and the Special Dividend, page 55

42.   We note your reference to a "growth capital expenditure program" on page 5.
        Please discuss in some detail this program and disclose how you expect to fund
        the program, the amounts you expect to spend, and how each amount will be
        used.

Business, page 63

43.   We refer you to Note 19 of the financial statements. You disclose that the cost
        structure of your operations in Jamaica has historically been positively impacted
        by a waiver by the Government of Jamaica of a production levy on bauxite
        mined. You disclose that the current waiver is "expected" to continue through
        December 2008. Please update your disclosure to plainly state whether the
        waiver will continue through December 2008.

Competitive Strengths

Focus on Productivity Improvements, page 66

44.   We note your disclosure that indicates the "net cash cost" to produce primary
        aluminum. Please tell us and disclose how this metric is determined. Please
        clarify if this measure represents a non-GAAP measure. Refer to Item 10(e) of
        Regulation S-K for guidance.

The Transactions, page 67

45.   Please discuss the business reasons for distributing the "special dividend"
        referred to in your disclosure.

Primary Metal – Upstream Business, page 68

46.   We note that the Gramercy Alumina Refinery refines bauxite from the St. Ann
        Bauxite Mine in Jamaica. Briefly discuss what means are used to transport the
        bauxite, the availability of such means, and if material, the costs of
        transportation.

Competition, page 69

47.   Please disclose your competitive position amongst the named competitors. This
        comment also applies to the section entitled "Competition" on page 73.

Raw Materials and Supply, page 68

48.   Please revise to explain the significance of not being a "Tier One" supplier to the
        automotive industry and if appropriate, provide adequate disclosure in your
        discussion of competitive forces that impact your business.

St. Ann Bauxite Mine, page 70

49.   Revise to identify the single-third party that accounts for the remaining 50% of bauxite sales and if material, the dollar amount of such sales for the years ended December 31, 2005, 2006 and 2007.

Rolling Mills – Downstream Business, page 72

50.   Please briefly explain the references to "Six Sigma culture" and "ISO 9001-2000."

Employees, page 76

51.   Please update to disclose the status of your collective bargaining negotiations regarding the two agreements that expired in 2007.

Commodity Risk Management, page 76

52.   Please disclose the counterparty to the referenced long-term, fixed price hedge arrangement and provide a cross-reference to a section where you discuss in further detail the arrangement.

Executive Compensation, page 85

Setting Executive Compensation, page 85

53.   We note that you conduct a review of the aggregate level and mix of your executive compensation against other companies. Further expand your disclosure to explain how such review impacts your compensation determinations, the weight that is given to the review, and discuss whether you target compensation within a range of the compensation paid by companies considered in your review.

Elements Used to Achieve compensation Objectives, page 85

Annual Cash Compensation, page 85

54.   You state that you "have generally continued to pay base salaries at the levels paid to [y]our executive officers by Xstrata prior to the Apollo Acquisition." Please discuss how Xstrata determined the base salaries of the named executive officers, identifying the factors taken into account and the weight assigned to each factor.

55.   Briefly explain how the "pay grade" grade is determined and the weight assigned to it in determining the target bonus of the named executive officers. Also disclose the pay grade of each individual.

56.   Please disclose the quantitative performance measures used in setting the bonus awards. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Equity Compensation Awards, page 87

57.   You state that the "performance-vesting options" will vest upon the achievement of certain performance goals related to the internal rate of return of funds. Please disclose the performance goals that will trigger the award of the options unless you believe that such disclosure will result in competitive harm. For instructions on how to present your competitive harm argument and other related matters, see comment 56.

Perquisites And Other Personal Benefits, page 89

58.   Please discuss what the "fringe benefits" may consist of.

Director Compensation, page 99

59.   Please provide that tabular disclosure required by Item 402(k) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 103

60.   Where applicable, disclose whether the transactions were on terms similar to those that would have been negotiated with third-parties.

61.   Please describe your policies and procedures for the review, approval, or ratification of transactions required to be reported under Item 404(a) of Regulation S-K. Disclose whether the policies and procedures are in writing, and if not, how such policies and procedures are evidenced.

62.   Please file as exhibits the Apollo Management Agreement, and the agreements with Goodman Global, Inc. and Berry Plastics Group.

Apollo Management Agreement and Transaction Fee, page 103

63.   Please fill in the blanks regarding the fees payable to Apollo upon consummation of the offer and disclose the material factors considered in determining the amounts owed.

Lock-up Agreements, page 119

64.   If the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early, disclose this and identify the factors to be considered in making any such determination.

Financial Statements

Note 3 – Inventories, page F-18

65.   Please tell us in more detail the factors that gave rise to your market valuation reserve. Please also clarify why this reserve was not necessary in 2006.

66.   Please explain why your LIFO reserve is a positive adjustment in 2007. Also clarify how you have treated new inventories acquired in your LIFO calculations. Specifically address the index used to value new items on a LIFO basis when they are added to your inventories upon acquisition.

Financial Statements

Gramercy Alumina LLC

Report of Independent Registered Public Accounting Firm, page F-47

67.   Please clarify why the audit opinion presented does not include coverage for year 2006. If you determine that an audit was not required, please label the financial information for year 2006 as "unaudited." Superficially address Rule 3-09 of Regulation S-X in your response.

St Ann Bauxite Limited

Report of Independent Registered Public Accounting Firm, page F-61

68.   Please provide a signed audit opinion with your next amendment.

69.   Please clarify why the audit opinion presented does not include coverage for year 2006. If you determine that an audit was not required, please label the financial information for year 2006 as "unaudited." Superficially address Rule 3-09 of Regulation S-X in your response.

General

70.   Please tell us who owns the Bauxite reserves associated with your mines.

71.   Please explain why your financial statements do not include capitalized mine development costs other than haul roads.

Note 4 – Significant Accounting Polices

Capitalized haul road costs, page F-70

72.   Please expand your policy disclosure to more clearly describe how you determine your amortization of haul roads. It is unclear if your amortization rate is based on proven and probable reserves or some other basis.

Engineering Comments

St. Ann Bauxite Mine, page 70

73.   Please disclose the following information for each of your properties:

- The nature your company's ownership or interest in the properties.

- A description of all interests in your properties, including the terms of all underlying agreements and duration.

- The basis and duration of your mineral rights, surface rights, claims and/or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims concessions, or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

- Any reclamation requirements and payments.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

74.   Please disclose the information required under paragraph (b) of Industry Guide 7 and Regulation SK Item 102 for all your material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities. This may include power plants, railroads, storage, transshipment or shipload facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

75.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.   We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

76.   Please disclose your ore reserves, your annual production tonnage and grade for the last three years, and a statement as to your mine life at the present rate of production. Please state the required bauxite ore quality or grade required by your Gramercy refinery and/or external customers.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Alan Brown
Noranda Aluminum Holding Corporation
June 6, 2008
Page 17 of 17

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Kevin Stertzel at (202) 551-3723 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to George Schuler, Mining Engineer, at (202) 551-3718. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Stertzel
      J. Davis
      G. Schuler
      M. Duru
      C. Moncada-Terry